SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)


                         AMENDMENT NO.5

                      WESTERN SIZZLIN CORPORATION

                          (NAME OF ISSUER)

            Common Stock, par value $.01 per share

                  (TITLE OF CLASS OF SECURITIES)

                           959542101

                        (CUSIP NUMBER)

                         Paul D. Sonkin
                 Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
                460 Park Avenue, 12th Floor
                 New York, New York 10022

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                        December 1, 2005

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 4 pages)

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CUSIP No. 959542101              13D/A         Page 2 of 4 Pages
-------------------                            -----------------


----------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  2,166,442
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     2,166,442
 REPORTING
              ------------------------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  2,166,442
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   18.2%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 4 pages)

-------------------
CUSIP No. 959542101            13D/A            Page 3 of 4 Pages
-------------------


  AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5, dated December 1, 2005, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on October 18, 2005 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Common Stock") of WESTERN SIZZLIN CORPORATION, a Delaware Corporation.

          Items 3, 4, and 5 of the Schedule 13D are hereby amended and restated, as follows:


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of December 1, 2005, Hummingbird has caused each of HVF and Microcap Fund and The Tarsier Nanocap Value Fund, L.P. ("Tarsier")to invest approximately $778,251, $763,858, and $91,659 respectively, in the Shares of the Issuer using their respective working capital.

ITEM 4 isamended to add the following:


	Paul D. Sonkin was appointed a member of the Board of Directors effective December 1, 2005.



ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF,the Microcap Fund,and Tarsier, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 2,166,442 Shares representing approximately 18.2% of the outstanding shares of the Issuer (based upon 11,888,571 shares outstanding as of November 14, 2005, as reported on the latest Definitive Schedule 10-Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 2,166,442 shares representing approximately 18.2% of the outstanding shares of the Issuer (based upon 11,888,571 shares outstanding as of November 14, 2005, as reported on the latest Definitive Schedule 10-Q of the Issuer). Hummingbird disclaimsany economic interest or beneficial ownership of the Shares covered by this Statement.

                          (Page 3 of 4 pages)

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CUSIP No. 959542101            13D/A           Page 4 of 4 Pages
-------------------

        (c) Hummingbird caused the HVF to effect transactions in the Shares during the past 60 days as set forth below:


                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
10/13/2005	open market purchase	11,250		0.82
10/14/2005	open market purchase	 9,000		0.82
11/17/2005	open market purchase	49,250		0.89


         Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------

10/13/2005	open market purchase	11,250		0.82
10/14/2005	open market purchase	 9,000		0.82
11/17/2005      open market purchase	49,250		0.89


	Hummingbird caused Tarsier to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------

10/14/2005	open market purchase	 2,000		0.82
11/17/2005	open market purchase	20,000		0.89

         (d) Inapplicable.

         (e) Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:

December 1,2005

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member